UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 26, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 26, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony appoints two general managers
Johannesburg. Friday, 23 January 2009. Harmony Gold Mining Company Limited (Harmony) is pleased to announce the appointments of two general managers. Steven Green was promoted to general manager at Harmony’s Virginia operations in the Free State after serving as acting general manager for three months. Malcolm Bentley was newly appointed to the Harmony team as general manager at its Evander operation.
Green, who has 24 years experience in the gold mining industry, assumed the responsibilities of acting general manager at the Virginia operations in October 2008. Due to his exceptional management skills, his knowledge of the industry and his passion for safety, Green was ideally suited to take over as the general manager in January 2009.
Bentley was an external appointment and has nearly 30 years of experience in the mining industry. During these years he held prominent managerial positions, which include that of Regional Manager (Platinum Division) at Concor Mining Services, Operations Manager at Impala Platinum Mines and Operations Manager of the Gold Division at Manhattan Corporation. Furthermore, Bentley served as director at Africa Mining Services.
Harmony’s Chief Executive, Graham Briggs says, “Harmony recognises hard work and exceptional skills among its employees. Green’s promotion to General Manager at Harmony’s Virginia operations bares testimony to this. Bentley has commendable skills and experience in the mining industry and he will be an asset to our team.”
ends.
Issued by Harmony Gold
Mining Company Limited
23 January 2009
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 11 411 2037 or
+27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 11 411 2314 or
+27 (0)82 922 4584
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

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